SF Investments, Inc.

Financial Report
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34069

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SF Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

799 Central Ave. Suite 350
(No. and Street)

Highland Park	IL	60035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Just	847-926-5724	gjust@sfinv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

3800 Glenwood Ave. Suite 900	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Shapiro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SF Investments, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Vice President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
SF Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SF Investments, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cherry Bekaert LLP

We have served as SF Investments, Inc.'s auditor since 2025.

Denver, Colorado
February 25, 2026

SF Investments, Inc.

Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	32,218
Receivable from and deposit with clearing broker-dealer		1,223,014
Accounts receivable from affiliates and employees		594,338
Lease Right of Use Asset		611,256
Other assets		35,419
Total assets	$	2,496,245
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	60,438
Lease Liability		709,720
Total liabilities		770,158
Stockholders' equity		
Common stock, $1 par value, 25,200 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		1,013,445
Retained earnings		702,642
Total stockholders' equity		1,726,087
Total liabilities and stockholders' equity	$	2,496,245

See Notes to Financial Statements

SF Investments, Inc.

Notes to Financial Statements

Note 1.   Nature of Organization and Significant Accounting Policies

SF Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides brokerage services to retail and institutional customers located throughout the United States. Customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The company continually monitors collections and payments from its account receivables and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. An analysis of the financial condition of the company's counterparties is also performed. Additions to the allowance for credit losses relating to receivables are charged to the credit loss expense, included as a component of general and administrative expenses in the consolidated statement of income. Aged balances that are determined to be uncollectible are written off against the allowances for credit losses. See Note 9 – Credit Risk for additional information. The company has no allowance for credit losses as of the year ended December 31, 2025.

The following is a summary of the Company's significant accounting policies:

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are highly liquid investments with original maturities of less than three months at the date of acquisition.

Securities owned: Securities owned are recorded on trade date and valued at fair value based on quoted market prices. The resulting realized gains and losses and change in unrealized gains and losses are reflected in net trading gains and losses on the statement of operations. Dividend income is recorded on the ex-dividend date. Interest income and expense are recognized on an accrual basis.

Accounts receivable from affiliates: Accounts receivable include, among other things, notes receivable due from employees and from affiliated companies (see Note 5). Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The allowance for doubtful accounts is based primarily on historical collection experience and continued employment. As of December 31, 2025, no allowance has been recorded.

Leasehold improvements: Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of the lease.

SF Investments, Inc.

Notes to Financial Statements

Note 1. Nature of Organization and Significant Accounting Policies (Continued)

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Rebates: The Company earns rebates from the clearing broker for excess cash on deposits. Rebates are included in other income and recognized when earned and determinable.

Segment Reporting: The company has identified its Vice President as chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 11), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Income taxes: The Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the company generally is not subject to federal income taxes at the entity level; instead, the stockholders are responsible for federal income taxes on their proportionate share of the company's taxable income. Therefore, no provision or benefit for federal income taxes has been recorded in these financial statements. The Company is subject to the Illinois replacement tax, which is income-based tax imposed at the entity level, and is accounted for in accordance with FASB ASC 740, Income Taxes, Current and, if applicable, deferred income tax expense related to Illinois replacement tax are included in the accompanying financial statements in income tax expense.
The Company applies to the provision of FASB ASC 740 related to uncertain tax positions. Tax positions are recognized only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination by the applicable taxing authority. Tax positions that do not meet the more-likely-than-not recognition threshold are recorded as a tax benefit or expense in the period in which the assessment changes, along with a corresponding liability, if applicable. Management has evaluated the company's tax positions as of and for the year ended December 31, 2025, and determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.
The Company is subject to income tax examination by major taxing jurisdictions, including the U.S. federal government and State of Illinois. The company is generally no longer subject to income tax examination for years before 2022.

Note 2.   Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

SF Investments, Inc.

Notes to Financial Statements

Note 2.   Fair Value of Financial Instruments (Continued)

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment 's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following summarizes the Company's assets accounted for at fair value on December 31, 2025 using the fair value hierarchy:

Description	Level 1
Cash and cash equivalents	
Bank Deposits	$ 32,218
Receivable from and deposit with clearing broker-dealer	
Dreyfus Treasury Securities Cash Management	1,222,506
Securities owned	
Equity securities	-
	$ 1,254,724

Money market mutual funds are valued based on the net asset value per share on the day of valuation. These financial instruments are classified within Level 1 of the fair value hierarchy.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. During the year ended December 31, 2025, no such transfers have occurred.

Note 3.   Receivable from and Deposit with Clearing Broker-Dealer

Amounts receivable from and deposit with clearing broker-dealer at December 31, 2025, include $1,223,014 of cash that has been swept into the Dreyfus Treasury Securities Cash Management money market account, $13,492 of cash, and $100,000 which is a required clearing deposit.

SF Investments, Inc.

Notes to Financial Statements

Note 4.   Common Stock

The Company has two classes of common stock. There are 200 shares of Class A voting common stock authorized and 100 shares issued and outstanding as of December 31, 2025. There are also 25,000 shares of Class B non-voting common stock authorized, of which 9,900 shares are issued and outstanding.

Note 5.   Related-Party Transactions

Accounts receivable from affiliates include $469,417 of reimbursements for salary, bonuses, legal fees and various other operating expenses from various entities affiliated through common control. The Company, being the paymaster for affiliates New Vernon Wealth Management and New Vernon Investment Management, entered into an expense sharing agreement with these entities in 2015. The Company provides administrative brokerage services to New Vernon Wealth Management LLC, an entity affiliated by common ownership.

Accounts receivable from affiliates also includes $124,921 of advances made to various employees of the Company.

Note 6.   Employee Benefit Plan

The Company has a defined contribution plan covering all eligible employees, as defined under Section 401(k) of the Internal Revenue Code.

Note 7.   Commitments and Contingencies

The Company signed a new office lease in 2020. In November 2020, the property went into foreclosure. The property was purchased out of foreclosure in July 2023.

Occupancy expense for the year ended December 31, 2025, which includes real estate and common area maintenance charges, was $185,519. Ninety-five percent of all rental space expenses are allocated to affiliate New Vernon Wealth Management LLC.

The Company adopted the new guidance for leases under FASB Accounting Standards Update 2016-02, Leases (Topic 842) prospectively effective January 1, 2019. The new guidance requires that the Company determine if an arrangement is a lease at inception of transaction. Operating lease assets are included in right-of-use ("ROU") assets while the corresponding lease liabilities are included in the operating lease liabilities in the statement of financial condition. Finance leases are included in property and equipment while the related liability is shown as a finance lease payable in the statement of financial condition.

A ROU asset represents the Company's right to use an underlying asset for the lease term while the related operating lease liability represents the obligations to make future lease payments arising from the lease. A ROU asset and related operating lease liability are recognized at lease commencement date, based on the present value of lease payments over the lease term. The company does not borrow funds and does not have a determinable incremental borrowing rate. The incremental borrowing rate used is the Treasury Bill Rate approximating the term of the operating lease.

The ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company exercise that option. The lease expense for a ROU asset is recognized on a straight-line basis over the lease term.

SF Investments, Inc.

Notes to Financial Statements

Note 7. Commitments and Contingencies (continued)

Supplemental Statement of Financial Condition on December 31, 2025, relating to leases was as follows:

Operating Leases:		
Right of use assets	$	1,191,138
Accumulated amortization	$	(579,882)
Right of use assets, net	$	611,256
Operating lease liabilities	$	709,720
Weighted Average Remaining Lease Term		
Operating Lease		4 years
Weighted Average Discount		
Operating Lease		1.18%

Maturities of lease liabilities on December 31, 2025, were as follows:

Year	Operating Lease
2026	176,429
2027	179,941
2028	183,560
2029	187,233
Total lease payments	$ 727,163
Less Interest	$ (17,443)
	$ 709,720

Cash flow information:
Cash paid for amounts included in measurement of lease liabilities:

Operating cash flows from operating leases	$ 172,972

SF Investments, Inc.

Notes to Financial Statements

Note 8.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications. The Company expects the risk of loss to be remote.

Note 9.   Off-Balance-Sheet Risk and Concentration of Credit Risk

Customers' securities transactions are introduced to and cleared through the Company's clearing broker-dealer. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker-dealer, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and ensure that transactions are executed properly by the clearing broker-dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in its trading accounts at its clearing broker-dealer and in bank deposit accounts. The cash in bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

Note 10.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2025, the Company had net capital of $1,074,140, which was $974,140 in excess of its required net capital of $100,000. The Company's net capital ratio to aggregate indebtedness was 0.15 to 1.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting none.